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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 981)
APPOINTMENT OF CO-CHIEF EXECUTIVE OFFICER AND EXECUTIVE DIRECTORS

The board of directors (the “Board”) of Semiconductor Manufacturing International Corporation (the “Company”) is pleased to announce the following appointments which will take effect from October 16, 2017:

1.	Dr. Liang Mong Song (“Dr. Liang”) has been appointed as a co-chief executive officer of the Company (“Co-Chief Executive Officer”). Upon the appointment of Dr. Liang as Co-Chief Executive Officer, the title of Dr. Zhao HaiJun (“Dr. Zhao”) as the Chief Executive Officer was updated to Co-Chief Executive Officer. As the Co-Chief Executive Officer of the Company, Dr. Liang will work together with Dr. Zhao on the day-to-day operations of the Company and its subsidiaries;

2.	Dr. Liang has been appointed as a Class III Executive Director of the Company; and

3.	Dr. Zhao has been appointed as a Class II Executive Director of the Company.

Set out below are the biographical details of Dr. Liang and Dr. Zhao:

Dr. Liang, age 65, was appointed as the Executive Director and Co-Chief Executive Officer of the Company with effect from October 16, 2017. Dr. Liang graduated with a doctor of philosophy degree in electrical engineering from the Department of Electrical Engineering and Computer Sciences at University of California, Berkeley. Dr. Liang has been engaged in the semiconductor industry for over 33 years. Dr. Liang held senior director position focusing on research and development in Taiwan Semiconductor Manufacturing Company Limited between 1992 and 2009. Dr. Liang was involved in memories and advanced logic process technology developments. Dr. Liang owns over 450 patents and has published over 350 technical papers. He is a Fellow of Institute of Electrical and Electronics Engineers (IEEE).

Dr. Liang has entered into a director service contract with the Company (which will set out the terms of his appointment as an executive director) for a term commencing on October 16, 2017, until the date on which the annual general meeting of the Company (“AGM”) in 2019 will be held. Pursuant to article 126 of the articles of association of the Company (“Articles of Association”), Dr. Liang will be subject to re-election by the shareholders at the 2018 AGM and if re-elected, pursuant to the Articles of Association, he will be subject to retirement by rotation at least once every three years. In addition, Dr. Liang will also enter into an employment contract with the Company (which will set out the terms of his appointment as a Co-Chief Executive Officer) for a proposed term of 3 years. His appointment as a Co-Chief Executive Officer is not subject to re-election by shareholders nor retirement by rotation.

As a Co-Chief Executive Officer and an Executive Director of the Company, Dr. Liang is entitled to an annual cash compensation of USD200,000, net of tax. Dr. Liang’s remuneration package is determined by the Board according to the Policy on Directors’ and Senior Management’s Remuneration adopted by the Company and with reference to the recommendation from the compensation committee of the Board.

As at the date of this announcement, Dr. Liang is not interested in any ordinary shares of US$0.0040 each (“Shares”) of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“SFO”), nor does he has any relationships with any directors, senior management, substantial or controlling shareholders of the Company. Save as mentioned above, Dr. Liang does not hold any directorship in any other listed public companies in the past three years nor any other positions with the Company and other members of the Company.

Save for the information disclosed above, Dr. Liang confirms that there is no other information which is required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) to (v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”) and there is no other matter relating to his appointment that needs to be brought to the attention to the shareholders of the Company.

Dr. Zhao, aged 54, was appointed as the Executive Director with effect from October 16, 2017 and Chief Executive Officer (now known as Co-Chief Executive Officer) of the Company since May 10, 2017. Dr. Zhao joined the Company in October 2010 and was appointed as Chief Operating Officer and Executive Vice President in April 2013. In July 2013, Dr. Zhao was appointed as General Manager of Semiconductor Manufacturing North China (Beijing) Corporation, a joint venture company established in Beijing and a subsidiary of the Company. Dr. Zhao received his degree in bachelor of science and doctor of philosophy in electronic engineering from Tsinghua University (Beijing) and master degree in business administration from the University of Chicago. He has 25 years of experience in semiconductor operations and technology development. Dr. Zhao has also served as an independent director on the board of directors of Zhejiang Juhua Co., Ltd. (Stock Code: 600160), a company which is listed on the Shanghai Stock Exchange, since November 2016.

Dr. Zhao has entered into a director service contract with the Company (which will set out the terms of his appointment as an Executive Director) for a term commencing on October 16, 2017 and ending on the date on which the AGM will be held in 2018. Pursuant to article 126 of the Articles Of Association, Dr. Zhao will be subject to re-election by the shareholders at the 2018 AGM and if re-elected, pursuant to the Articles of Association, he will be subject to retirement by rotation at least once every three years. Dr. Zhao had entered into an employment contract with the Company on May 10, 2017 (which set out the terms of his appointment as a Chief Executive Officer (now known as Co-Chief Executive Officer)). His appointment as a Co-Chief Executive Officer is not subject to re-election by shareholders nor retirement by rotation.

Reference is made to the announcement of the Company dated May 10, 2017 which sets out, inter alia, the compensation which Dr. Zhao is entitled to as a Chief Executive Officer (now known as Co-Chief Executive Officer). As an Executive Director of the Company, Dr. Zhao is not entitled to any additional compensation.

As at the date of this announcement, Dr. Zhao is interested in 49,311 Shares of the Company, options to subscribe for 1,875,733 Shares and 1,687,500 restricted share units of the Company within the meaning of Part XV of the SFO. Save as disclosed above, Dr. Zhao is not otherwise connected with any directors, senior management or substantial or controlling shareholders of the Company.

Save for the information disclosed above, Dr. Zhao confirms that there is no other information which is required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) to (v) of the Listing Rules and there is no other matter relating to his appointment that needs to be brought to the attention to the shareholders of the Company.

By order of the Board Semiconductor Manufacturing International Corporation Gao Yonggang Executive Director, Chief Financial Officer and Joint Company Secretary

Shanghai, October 16, 2017

As at the date of this announcement, the directors of the Company are:

Executive Directors
Zhou Zixue (Chairman)
Zhao HaiJun (Co-Chief Executive Officer)
Liang Mong Song (Co-Chief Executive Officer)
Gao Yonggang (Chief Financial Officer)

Non-executive Directors
Tzu-Yin Chiu (Vice Chairman)
Chen Shanzhi
Zhou Jie
Ren Kai
Lu Jun
Tong Guohua

Independent Non-executive Directors
William Tudor Brown
Lip-Bu Tan
Carmen I-Hua Chang
Shang-yi Chiang
Jason Jingsheng Cong